EXHIBIT 99.1

R. William McCanless Chief Executive Officer Delhaize America, Inc. 2110 Executive Drive Salisbury, North Carolina 28145

September 6, 2000

Dear Bill,

          On behalf of Etablissements Delhaize Frères et Cie "Le Lion" S.A. ("Delhaize Group"), I am pleased to communicate to you our proposal to acquire all of the outstanding shares of the Class A and Class B common stock of Delhaize America, Inc. (the "Company"), not currently owned by Delhaize Group (or its wholly-owned subsidiary Delhaize The Lion America, Inc.). We believe that this transaction, which combines two companies that have been partners for 26 years, will significantly benefit all of Delhaize Group's key constituencies - employees, customers, shareholders, suppliers and local communities - by strengthening the Company's ability to compete at a time when the U.S. supermarket industry is undergoing strong competitive pressures. The consideration to be received by the public shareholders of the Company would consist of 0.35 common shares of Delhaize Group in exchange for each share of Class A and Class B common stock of the Company. This offer represents a 32% premium above the average 20 trading day stock price (blended Class A and Class B shares) of the Company, using the average 20 trading day stock price of Delhaize Group ending September 5, 2000.

          We believe that this proposal, which will enable the current public shareholders of the Company to enjoy an ongoing equity interest in a highly successful international food retailer, is fair and beneficial to all shareholders. This proposal ensures that all companies in the global partnership would continue to operate under their local banner, thereby maintaining their operational and cultural identity, and serving their customers with increased synergies and competitive strength. Additionally, all outstanding options, including vested and unvested, held by Company employees will remain outstanding and become exercisable for Delhaize Group shares modified to reflect the exchange ratio.

          The transaction would be structured as a statutory share exchange under North Carolina law, with the public shareholders of the Company exchanging their shares for Delhaize Group stock with the Company becoming a wholly-owned subsidiary of Delhaize Group. We intend to structure the transaction to be tax-free to the Company's shareholders for United States federal income tax purposes.

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          A condition to closing of the transaction would be that American Depositary Receipts representing the common shares of Delhaize Group be approved for listing on the New York Stock Exchange or quotation on the Nasdaq National Market. In addition, consummation of the transaction would be subject to the approval of the Board of Directors of the Company, the execution of a definitive share exchange agreement, the approval of a majority of both the Class A and Class B common stock of the Company, the approval of the Delhaize Group shareholders to authorize additional common shares necessary to consummate the transaction, the Company opting out of the provisions of the North Carolina Shareholder Protection Act and other conditions as are customary for a transaction of this type.

          In considering our proposal, you should be aware that we are interested only in acquiring the publicly held shares of the Company, and are not interested in selling our interest in the Company and that there are no prospects of a sale of a controlling interest to a third party.

          We are in a position to proceed promptly towards a transaction on the basis of the foregoing terms and look forward to working with you toward a mutually acceptable agreement. We and our advisors are available to meet with the Company's representatives to discuss this proposal at your convenience.

Very truly yours,

Pierre-Olivier Beckers Chief Executive Officer